Exhibit 99.1

Titan Medical to Present at the Bloom Burton & Co. Healthcare Investor Conference

TORONTO--(BUSINESS WIRE)--April 23, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO of the Company, will present a corporate overview at the Bloom Burton & Co. Healthcare Investor Conference on Tuesday, April 30 at 1:30 p.m. Eastern time. The conference will be held April 30-May 1 at the Metro Toronto Convention Centre, in Toronto, Canada.

Mr. McNally’s presentation will be webcast live and available for replay in the Investors section of Titan Medical’s website at titanmedicalinc.com/investors.

About Titan Medical
Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com